SECURITIES
Wa

05039912

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50240

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Periculum Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Monument Circle, Suite 1022
(No. and Street)

Indianapolis (City) IN (State) 46204-5176 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert H. Shortle 317-636-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Clifton Gunderson, LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SEC MAIL RECEIVED PROCESSING
MAR 01 2005
WASH. D.C. 179 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/05

OATH OR AFFIRMATION

I, Robert Shertle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Periculum Advisors, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Gloria Eichenberg
Notary Public Commission expires 11/7/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERICULUM ADVISORS, LLC
Indianapolis, Indiana

FINANCIAL STATEMENTS
December 31, 2004

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
Periculum Advisors, LLC
Indianapolis, Indiana

We have audited the accompanying statement of financial condition of Periculum Advisors, LLC, as of December 31, 2004, and the related statements of operations and changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Periculum Advisors LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Periculum Advisors, LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Indianapolis, Indiana
February 12, 2005

PERICULUM ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

CURRENT ASSETS	
Cash	$ 9,381
Interest bearing deposits	191,119
TOTAL ASSETS	$ 200,500

LIABILITIES AND MEMBER'S EQUITY

MEMBER'S EQUITY	
Paid in capital	$ 7,276
Retained earnings	193,224
TOTAL MEMBER'S EQUITY	$ 200,500

This financial statement should be read only in connection with the accompanying summary of significant accounting policies and notes to the financial statements.

PERICULUM ADVISORS, INC.
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2004

REVENUES	
Interest income	$ 1,162
OPERATING EXPENSES	
Liability insurance	369
Regulatory fees	4,875
Legal and professional fees	3,000
Other	1,158
Total operating expenses	9,402
NET LOSS	(8,240)
MEMBER'S EQUITY AT BEGINNING OF YEAR	208,740
CAPITAL DISTRIBUTIONS	-
MEMBER'S EQUITY AT END OF THE YEAR	$ 200,500

This financial statement should be read only in connection with the accompanying summary of significant accounting policies and notes to the financial statements.

PERICULUM ADVISORS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (8,240)
Adjustment to reconcile net income to net cash from operating activities:	
Change in accounts payable and accrued expenses	(87,259)
Net cash used in operating activities	(95,499)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(95,499)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	295,999
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 200,500

This financial statement should be read only in connection with the accompanying summary of significant accounting policies and notes to the financial statements.

PERICULUM ADVISORS, LLC
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2004

Periculum Advisors, LLC (the "Corporation") is a registered securities broker/dealer and is a member of the National Association of Securities Dealers (NASD). The Corporation has one location in Indianapolis, Indiana and serves clients primarily in the surrounding region. The primary business purpose is to provide advisory services relating to corporate merger and acquisition transactions, the private placement of debt and equity financings and from providing general corporate advisory services.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows any highly liquid debt instruments with an original maturity of three months or less are considered to be cash equivalents.

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME RECOGNITION

Fees from advisory services relating to corporate merger and acquisition activities and fees for the private placement of debt and equity financings are generally contingent in nature and are recognized at the closing or funding of the transactions. Fees for general corporate advisory services are recognized at the time such services are rendered.

INCOME TAXES

The Company is treated as a partnership for income tax purposes. Therefore, no provision has been made for federal or state income taxes in the accompanying financial statements.

PERICULUM ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE 1 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the Corporation is required to maintain "net capital" equivalent to $5,000 or 12.5% of "aggregate indebtedness", whichever is greater, as these terms are defined. As of December 31, 2004, the net capital required was $5,000.

Net capital and aggregate indebtedness change from day-to-day, but at December 31, 2004 the Corporation had excess net capital of $195,500. Compliance with the net capital rule can have the effect of restricting the payment of cash dividends.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company shares office space with its member, Periculum Capital Company, LLC, and routinely reimburses its member for expenses paid on behalf of the Company. During 2004, the Company reimbursed its member $87,259 for expenses paid on behalf of the Company during 2003. As of year ended 2004 no amounts were due to the member.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

PERICULUM ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

NET CAPITAL	
Total Member's equity	$ 200,500
Nonallowable assets	-
Net capital before haircuts on securities positions	200,500
Haircuts on securities	-
Net capital	$ 200,500
AGGREGATE INDEBTEDNESS	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Net capital	200,500
EXCESS NET CAPITAL	$ 195,500

PERICULUM ADVISORS, LLC
RECONCILIATION OF AUDITED COMPUTATION OF
NET CAPITAL WITH THE CORRESPONDING UNAUDITED COMPUTATION
December 31, 2004

NET CAPITAL, as reported in Part II of the Corporation's (Unaudited) FOCUS report	$ 200,500
Less accounts payable and accrued expenses	-
NET CAPITAL PER AUDIT	$ 200,500

PERICULUM ADVISORS, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
December 31, 2004

CREDIT BALANCES	
Customer securities failed and receive	None
DEBIT BALANCES	
Debit balances in customers' cash margin accounts	None
RESERVE COMPUTATION	
Excess of total debits over total credits	None
Required deposit	None
Amount held on deposit in "Reserve Bank Account"	$ -

Report on Independent Auditors on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Periculum Advisors, LLC
Indianapolis, Indiana

In planning and performing our audit of the financial statements and supplemental schedules of Periculum Advisors, LLC. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Indianapolis, Indiana
February 12, 2005